Dear Shareholder,

As a Sun Life Financial Inc. Share Ownership Account participant, new Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial sent the 2004 Annual Report only to those shareholders who requested it on last year’s proxy form.

I.	If you did not receive the 2004 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s proxy form. The 2004 Annual Report is available to you at: www.sunlife.com OR www.sedar.com

II.	Future Receipt of Annual Reports

Offering you the option to receive Sun Life Financial’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial’s 2005 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the proxy form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents

Alternatively, Sun Life Financial is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. For your convenience, you may provide your consent by completing the Electronic Delivery of Documents section of your proxy form and returning it in the envelope provided. For the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.

Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and proxy form so that you can vote your shares.

If you require further information, you may contact our transfer agent at the locations listed in the Management Information Circular or Annual Report.

Thank you for investing in Sun Life Financial.

Madame, Monsieur,

De nouveaux règlements canadiens sur les valeurs mobilières vous permettent, à titre de participant du compte d’actions de la Financière Sun Life inc., de décider chaque année si vous souhaitez recevoir le rapport annuel qui contient les états financiers annuels et le rapport de gestion. Par conséquent, la Financière Sun Life n’a fait parvenir le rapport annuel 2004 qu’aux actionnaires qui en ont fait la demande sur le formulaire de procuration de l’année dernière.

I.	Si vous n’avez pas reçu le rapport annuel 2004 dans la trousse de procuration de cette année, c’est que vous n’en avez pas fait la demande en cochant la case appropriée sur le formulaire de procuration de l’année dernière. Vous pouvez vous procurer le rapport annuel 2004 à l’adresse : www.sunlife.com OU www.sedar.com.

II.	Réception des prochains rapports annuels

La décision de vous laisser le choix de recevoir ou non le rapport annuel de la Financière Sun Life ne constitue pas uniquement une décision judicieuse sur le plan de l’environnement, mais l’envoi de ce document aux seuls actionnaires qui veulent le recevoir permet également d’obtenir une réduction des coûts. Le rapport annuel 2005 de la Financière Sun Life vous sera envoyé l’année prochaine UNIQUEMENT si vous cochez la case appropriée sur le formulaire de procuration contenu dans la trousse de cette année, ou si vous en faites autrement la demande par écrit.

III.	Livraison des documents par voie électronique

La Financière Sun Life est également heureuse de vous permettre de recevoir par voie électronique les documents relatifs à l’assemblée annuelle. Toutefois, vous devez consentir par écrit à utiliser ce service. Vous pouvez donner votre consentement en remplissant la rubrique « Livraison de documents par voie électronique » de votre formulaire de procuration et en le renvoyant dans l’enveloppe fournie à cet effet. Lors du prochain envoi postal annuel, vous recevrez un courriel vous avisant que les documents sont disponibles et vous fournissant les instructions sur l’exercice des droits de vote rattachés à vos actions. Nous vous encourageons à profiter de ce service qui constitue un autre choix respectueux de l’environnement.

En fin de compte, le choix vous appartient. Si vous NE souhaitez PAS recevoir le rapport annuel, vous n’avez aucune autre formalité à accomplir. Vous continuerez à recevoir l’avis de convocation à l’assemblée annuelle, la circulaire d’information de la direction et le formulaire de procuration vous permettant d’exercer les droits de vote rattachés à vos actions.

Si vous avez besoin d’autres renseignements, veuillez communiquer avec notre agent des transferts aux adresses énumérées dans la circulaire d’information de la direction ou dans le rapport annuel.

Nous vous remercions d’avoir investi dans la Financière Sun Life et vous prions d’agréer, Madame, Monsieur, l’expression de nos sentiments les meilleurs.

Dear Shareholder,

As a Sun Life Financial Inc. Share Ownership Account participant, new Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial sent the 2004 Annual Report only to those shareholders who requested it on last year’s proxy form.

I.	If you did not receive the 2004 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s proxy form. The 2004 Annual Report is available to you at: www.sunlifeofcanada.com OR www.sedar.com

II.	Future Receipt of Annual Reports

Offering you the option to receive Sun Life Financial’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial’s 2005 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the proxy form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents

Alternatively, Sun Life Financial is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. For your convenience, you may provide your consent by completing the Electronic Delivery of Documents section of your proxy form and returning it in the envelope provided. For the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.

Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and proxy form so that you can vote your shares.

If you require further information, you may contact our transfer agent, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent, United Kingdom BR3 4TU; Telephone: Within UK – 0845 602 1587 Outside the U.K. – 44 20 8639 2064

Thank you for investing in Sun Life Financial.

Dear Shareholder,

As a non-registered shareholder of Sun Life Financial Inc., new Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial sent the 2004 Annual Report only to those shareholders who requested it on last year’s voting instruction form.

I.	If you did not receive the 2004 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s voting instruction form. The 2004 Annual Report is available to you at: www.sunlife.com OR www.sedar.com

II.	Future Receipt of Annual Reports

Offering you the option to receive Sun Life Financial’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial’s 2005 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the voting instruction form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents

Alternatively, Sun Life Financial is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. Please contact your broker to arrange this or for more information. If you do provide your consent for electronic delivery, then for the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.

Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and voting instruction form so that you can vote your shares.

Thank you for investing in Sun Life Financial.

Madame, Monsieur,

De nouveaux règlements canadiens sur les valeurs mobilières vous permettent, à titre d’actionnaire non inscrit de la Financière Sun Life inc., de décider chaque année si vous souhaitez recevoir le rapport annuel qui contient les états financiers annuels et le rapport de gestion. Par conséquent, la Financière Sun Life n’a fait parvenir le rapport annuel 2004 qu’aux actionnaires qui en ont fait la demande sur le formulaire d’instructions de vote de l’année dernière.

I.	Si vous n’avez pas reçu le rapport annuel 2004 dans la trousse de procuration de cette année, c’est que vous n’en avez pas fait la demande en cochant la case appropriée sur le formulaire d’instructions de vote de l’année dernière. Vous pouvez vous procurer le rapport annuel 2004 à l’adresse : www.sunlife.com OU www.sedar.com.

II.	Réception des prochains rapports annuels

La décision de vous laisser le choix de recevoir ou non le rapport annuel de la Financière Sun Life ne constitue pas uniquement une décision judicieuse sur le plan de l’environnement, mais l’envoi de ce document aux seuls actionnaires qui veulent le recevoir permet également d’obtenir une réduction des coûts. Le rapport annuel 2005 de la Financière Sun Life vous sera envoyé l’année prochaine UNIQUEMENT si vous cochez la case appropriée sur le formulaire d’instructions de vote contenu dans la trousse de cette année, ou si vous en faites autrement la demande par écrit.

III.	Livraison des documents par voie électronique

La Financière Sun Life est également heureuse de vous permettre de recevoir par voie électronique les documents relatifs à l’assemblée annuelle. Toutefois, vous devez consentir par écrit à utiliser ce service. Veuillez communiquer avec votre courtier pour le faire ou pour obtenir de plus amples renseignements. Si vous donnez votre consentement en vue de recevoir les documents par voie électronique, vous recevrez lors du prochain envoi postal annuel un courriel vous avisant que les documents sont disponibles et vous fournissant les instructions sur l’exercice des droits de vote rattachés à vos actions. Nous vous encourageons à profiter de ce service qui constitue un autre choix respectueux de l’environnement.

En fin de compte, le choix vous appartient. Si vous NE souhaitez PAS recevoir le rapport annuel, vous n’avez aucune autre formalité à accomplir. Vous continuerez à recevoir l’avis de convocation à l’assemblée annuelle, la circulaire d’information de la direction et le formulaire d’instructions de vote vous permettant d’exercer les droits de vote rattachés à vos actions.

Nous vous remercions d’avoir investi dans la Financière Sun Life et vous prions d’agréer, Madame, Monsieur, l’expression de nos sentiments les meilleurs.

To:	Holders of Sun Life Financial Inc. (“SLF”) Class A Non-Cumulative Preferred Shares, Series 1

Annual Financial Statements

Enclosed is the 2004 Annual Report. You are receiving this financial information because you are a shareholder who has indicated you wish to receive financial reports from SLF. Current Canadian securities legislation requires us to ask you if you wish to continue receiving annual financial statements.

In the future, you will only receive the annual financial statements of SLF if you complete and return this request form in the enclosed business return envelope. You will be asked this question annually.

Thank you for investing in Sun Life Financial.

☐	YES - I wish to receive 2005 annual financial statements.

Signature	Date (dd/mm/yy)

X

NOTE: We have also enclosed a Request for Delivery of Financial Statements card that you should complete and return if you wish to receive interim financial statements and management’s discussion and analysis for SLF.